March 27, 2006

VIA FACSIMILE

Mark P. Shuman
Branch Chief-Legal
Securities and Exchange Commission
Washington, DC 20549
(202) 772-9210

Re:	Broadcaster, Inc.
Registration Statement on Form S-4
Filed January 9, 2006
File No. 333-130927
**Application for Withdrawal of Registration Statement Pursuant to Rule 477**

Dear Mr. Shuman,

On behalf of registrant Broadcaster, Inc. ("Registrant"), I, as attorney-in-fact under the above referenced Registration Statement on Form S-4 (the "Broadcaster Registration Statement") filed in connection with the proposed reincorporation in Delaware of International Microcomputer Software, Inc., Broadcaster's parent company ("IMSI"), hereby request that the Broadcaster Registration Statement be withdrawn, effective immediately, pursuant to Rules 477 and 478 of the Securities Act of 1933, as amended.

No securities were sold in connection with the offering. IMSI has determined not to reincorporate in Delaware at this time. On March 27, 2006, IMSI filed its preliminary proxy materials in connection with its annual meeting which includes information concerning a proposed merger with AccessMedia Networks, Inc.

Sincerely,

/s/ Robert O'Callahan

Robert O'Callahan
Chief Financial officer

cc:	Martin Wade, Chief Executive Officer, IMSI
Daniel Lee, Securities and Exchange Commission (202) 772-9210